SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM  6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the 14th May, 2004

Twin Mining Corporation

            (Translation of Registrant’s Name Into English)

1250 – 155 University Ave., Toronto, Ontario, M5H 3B7

             (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form    20-F__✓__

Form 40-F________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes______

No___✓_____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

GENERAL  INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Documents Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer: (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securityholders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant’s certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness: the results of the submission of matters to a vote of security holders; transactions with directors, officers, or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described.  The information and documents furnished in this report shall not be deemed to be “filed” for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page. Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents Into English.

Reference is made to Rule 12b- 12(d). Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language. English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including Prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof. If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports. In no event are copies of original language documents or reports required to be furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Twin Mining Corporation

(Registrant)

Date  May 14, 2004

       s.   Hermann Derbuch

        Chairman, President & CEO

Œ Print the name and title of the signing officer under his signature

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Press Release

Twin Mining reports First Quarter Results ending March 31, 2004

Twin Mining discovers twelve diamond indicator mineral clusters, partners with Kennecott/Rio Tinto and advances significantly the Atlanta Gold Project.

Toronto, Ontario,   (May 14, 2004) Twin Mining Corporation (“Twin Mining”) (TWG : TSX) reports that the evaluation of 426 soil samples during the first quarter of 2004 led to a significant discovery. 110 of the 426 samples contained indicator minerals, which revealed twelve (12) new indicator mineral clusters, suggesting the presence of previously unidentified kimberlite bodies. Seven (7) of the twelve (12) clusters are located in the eastern half of Twin Mining’s new claim block from 72°15’ to 73° 15’ latitude. Five (5) clusters are within 3 to 6 km of Freightrain and Cargo1 pipes. The high number of indicator minerals from the five (5) areas provide strong evidence of kimberlite bodies under shallow overburden cover.

Negotiations with Kennecott Canada Exploration have been successfully concluded in mid April 2004, with the signing of a binding letter of intent. Pursuant to this letter of intent, to be formalized in an Exploration Agreement, Kennecott may earn an interest on 270,000 acres of Twin’s Jackson Inlet Diamond Project.

The Atlanta Gold Project made significant progress towards completion of the Full Feasibility Study and Environmental Impact Statement (“EIS”). Collection of data and processing for the EIS continued throughout the quarter. Three successful public scoping meetings were held during March to allow the public to study the proposed mine operation and provide an opportunity to meet with and question representatives of Atlanta Gold, the US Forest Service and TetraTech, the EIS contractor.

Two critical components for the project were secured under option; the mine campsite, located on private property near the town of Atlanta and a water right for 412 gallons per minute.

The Full Feasibility Study is making good progress and is scheduled for completion in the second quarter. Behre Dolbear has completed their review of the mine database, has finalized pit optimization parameters, began design of the mine roads and ramps, while Knight Piesold is developing the site plan for the most efficient design of leach pads, process ponds and mine waste rock facilities. Project completion is on plan with gold production scheduled for late 2005 or early 2006.

Twin Mining completed an interim financing of $1.3 million during the first quarter mainly to advance Atlanta, and is currently in the process of a $7.0 million financing to provide the development funds up to mine construction and project loan financing. Discussions with banks to provide the project loan are in progress and due to the quality of the project, several loan providers have already conveyed their interest to provide the project loan.

For further information, please contact Hermann Derbuch, P. Eng.

Chairman, President and CEO

Telephone: 416-777-0013,

Fax: 416-777-0014.

Email: info@twinmining.com.